May 29, 2007
VIA EDGAR AND FAX
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-142242
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with Amendment No. 1. to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 25, 2007.
     As time is of the essence to the Company, we respectfully request that the staff review the Company’s responses to the comments below. These responses will be integrated into a pricing amendment to the Registration Statement to be filed as soon as possible following the staff’s review of the responses.
Fee Table
     1. Please revise footnote 5 to comply with rule 457(g).
     In response to your comment, footnote 5 will be revised to comply with rule 457(g). As noted in the staff’s Manual of Publicly Available Telephone Interpretations B.111, “where an issuer is registering units composed of common stock, common stock purchase warrants, and the common stock underlying the warrants, the registration fee is based on the sale price of the units and the exercise price of the common stock to be purchased on the exercise of the warrants.” Therefore, footnote 5 will be revised to note that the proposed maximum offering price has been “estimated solely for the purpose of determining the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, based upon the exercise price of the warrants, which is 0.84 NIS. For the purposes of calculating the registration fee in U.S. Dollars, 0.84 NIS has been converted such that 0.84 NIS equals $0.21. This exchange rate is current as of April 12, 2007.” This calculation will not require any revision to the fee table.

Prospectus Cover Page
     2. The disclosure added in response to comment 2 that the “offering price is based on” the market price of your common stock implies that the price will vary with the market price. However, since you must sell at a fixed price for the duration of the offering, please revise to clarify. For example, do you mean that the offering price was initially established based on the market price of your common stock as of a particular date?
     In response to your comment, the disclosure on the prospectus cover will be revised to delete the fourth sentence of the first paragraph and note that “the offering price of the Units has been established based upon the market price of our Common Stock, as noted by the Tel Aviv Stock Exchange, as of the date immediately preceding the effective time of the Registration Statement, of which this prospectus is a part. This fixed offering price, however, does not necessarily reflect the price at which our Common Stock will trade following the offering.”
The renegotiation of the terms of certain of our outstanding securities, page 12
     3. Please revise the last sentence of the first paragraph of this risk factor because members of the staff—not the Commission itself—issued comments on your filing.
     In response to your comment, the disclosure will be revised to delete the word “SEC” and insert the word “staff of the Securities and Exchange Commission”, such that the last sentence of the first paragraph will read “The staff of the Securities and Exchange Commission may continue to have comments on this transaction.”
     4. Please refer to prior comment 9. Please file as exhibits the renegotiated agreements.
     In response to your comment, the renegotiated agreements will be filed as exhibits. The original Trust Deed will be filed as Exhibit 10.26(i). The amendment to the Trust Deed, dated as of April 30, 2007, will be filed as Exhibit 10.26(ii). The Series A Bond Certificate dated as of November 21, 2006 will be filed as Exhibit 10.27. The original Series 2 Warrant Certificate dated as of April 30, 2007, will be filed as Exhibit 10.28(i) and the amendment to the Series 2 Warrant Certificate will be filed as Exhibit 10.28(ii).
Dilution, page 22
     5. Please show us how you calculated the 107,648,809 shares mentioned on page 22.
     The 107,648,809 shares mentioned on page 22 were calculated as follows:
•	22,800,000 shares of common stock underlying the Company’s outstanding Series 1 Warrants

•	325,000 shares of common stock underlying the Company’s outstanding Warrant to Tmura—The Israeli Public Service Venture Fund and Warrant to the American Friends of Tmura (these warrants are filed as Exhibits 10.19 and 10.20 to the Registration Statement)

•	25,000,000 shares of common stock underlying the 25,000,000 outstanding Series 2 Warrants

•	59,523,809 shares of common stock underlying 50,000,000 NIS in Series A Convertible Bonds issued by the Company (at a conversion rate of 0.84 NIS for every one share of common stock)

•	In addition, in response to your comment, the disclosure will be revised to delete the text: “Assuming the exercise in full of all options and warrants outstanding as of March 31, 2007” in the first paragraph after the second table on page 22 and replace it with the following text: “Assuming the exercise in full of all warrants outstanding as of March 31, 2007, which means the Series 1 Warrants, the Series 2 Warrants, the Warrant to Tmura — The Israel: Public Service Venture Fund and the Warrant to the American Friends of Tmura, and the conversion in full of all Series A Convertible Bonds outstanding as of March 31, 2007 (at a conversion rate of 0.84 NIS for every one share of Common Stock).”
Critical Accounting Policies, page 61
     6. We reference your disclosure that the binomial method used to value embedded derivatives requires the use of several assumptions. Please revise to disclosure the significant assumptions that were made in determining the value of derivatives and disclose how you selected those assumptions.
     In response to your comment, the disclosure will be revised such that the following text will be added at the end of the last paragraph of the Critical Accounting Policies section: “The significant assumptions we used in determining the fair value of the abovementioned liabilities are as follows: (1) expected volatility — expected volatility estimation is based on historical volatilities from traded stock of similar companies and on historical volatility of the market price of our shares of Common Stock on the TASE; and (2) probability of listing the Convertible Bonds and Series 2 Warrants for trade on the TASE within the period specified in our agreements - our estimate of the probability was determined based on our estimate on the completion of the steps required in order to finalize the listing on the TASE in the specified period. Such steps include registering the securities with the SEC and listing the securities for trade in the TASE. Our estimates are based on our correspondence with the TASE and with the SEC and on the estimates of our legal advisors regarding the status of the process at each reporting period.”
Series 3 Warrants, page 70
     7. Please clarify whether the volume restrictions disclosed in response to your prior comment 14 reflect the maximum amount of securities that each investor can sell through the exchange or are aggregate maximums for all investors. If they are aggregate maximums, please clarify how the daily and quarterly maximums are allocated among investors.
     The volume restrictions refer to the maximum amount of securities that each investor can sell through the exchange (not an aggregate maximum). The disclosure in the section describing the Series 3 Warrants on page 70 will be revised to note that the volume restrictions reflect the maximum securities that each individual investor can sell. The following sentence will be added at the end of the second paragraph on page 70: “Such restrictions on the maximum number of

Series 3 Warrants or shares of Common Stock received upon the exercise of the Series 3 Warrants that can be traded on the TASE during the applicable periods apply to each investor individually such that each investor may offer the maximum amount of securities that may be traded on the TASE.”
Series A Convertible Bonds, page 71
     8. We note your response to prior comment 8 and assume that your response to our outstanding comments will explain how the revised transaction is consistent with Commission rules. For example, we note that your disclosure regarding the “repayment fund” on page 72 raises issues regarding your access to the proceeds mentioned in our outstanding comments.
     We plan that our resubmitted transaction will comply with all Commission rules. We hereby confirm that we are in compliance with all of the staff’s prior comments and that the Company will have unrestricted access to the proceeds of the transaction.
Plan of Distribution, page 83
     9. Please expand your response to prior comment 19 to provide facts that support your conclusion that the exemption is available for each offering participant. For example, please clarify how the participants satisfy the 12 month requirement in the second bullet point of your response given your disclosure of recent offerings.
     Both Erez Golan, the Company’s Chief Executive Officer and director, and Eyal Kolka, the Company’s Chief Financial Officer, satisfy the requirements for participating in this offering. First, Mr. Golan and Mr. Kolka have clean disciplinary records. Also, neither Mr. Golan nor Mr. Kolka will receive any compensation in connection with the offer and sale of the Units in the current transaction. Third, Mr. Golan and Mr. Kolka both satisfy the 12 month requirement in the second bullet point noted in prior comment 19. Both persons perform substantial duties for the Company, as CEO and CFO, other than in connection with the sale of securities. Neither Mr. Golan nor Mr. Kolka are broker-dealers or an associated person of a broker-dealer or have been a broker-dealer or an associated person of a broker-dealer within the previous 12 months. Lastly, Mr. Golan and Mr. Kolka did not participate in the offering and sale of any other securities during the past 12 months. The Series 2 Warrants and Series A Convertible Bonds issued by the Company in the November 23, 2006 private placement were offered for sale by a placement agent, not Mr. Golan or Mr. Kolka.
Consolidated Financial Statements for the three months ended March 31, 2007

Consolidated Statements of Operations, page F-36
10.	We see from page 72 that if the convertible bonds are not listed for trade on the TASE by July 23, 2007, you must redeem the bonds. Please tell us why the bond should not be classified as a current liability as of March 31, 2007.
     We have considered the classification of the liabilities related to the Convertible Bonds and Series 2 Warrants based on the guidelines of SFAS 78 “Classification of Obligations That Are Callable by the Creditor”, section 5(b), which amends ARB 43, Chapter 3A. According to these guidelines, in a situation where long-term obligations contain a grace period for which the debtor may cure the violation and it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable, the obligation shall not be classified as a current liability. Based on SFAS 5 “Accounting for Contingencies”, probable is defined as when “the future event or events are likely to occur”. In our case, if the Convertible Bonds are listed for trade on the TASE within the period specified in our agreements, its obligation is redeemable only on November 30, 2009, which is a long-term obligation. We estimated that it is probable that the securities will be listed for trade on the TASE within the period specified in our agreements. Our estimate was based on our correspondence with the TASE and with the SEC and on the estimates of our legal advisors regarding the status of the process as of March 31, 2007.
     In addition, in response to your comment we have added the following paragraph after the last paragraph in Note 1 to the Consolidated Financial Statements for the three months ended March 31, 2007: “As of March 31, 2007, the Company estimates that it is probable that the bonds (Series A) and the warrants (Series 2) will be listed for trade on the TASE within the period specified in its agreements and accordingly, the related liabilities were classified as long-term liabilities. Such estimate was based on the Company’s correspondence with the TASE and with the SEC and on the estimates of the Company’s legal advisors regarding the status of the process as of March 31, 2007.”
Exhibit 5.1
     11. Please refer to prior comment 22. Please file an opinion that covers all securities in the fee table, including the units.
     In response to your comment, Exhibit 5.1 will be revised to include the Units. In the revised Exhibit 5.1, paragraph 3 will read as follows: “Based upon the foregoing, we are of the opinion that (i) the Series 3 Warrants have been duly authorized and when issued and sold will be validly issued and constitute a legal, valid and binding obligation of the Company, (ii) the Units, including the shares of Common Stock underlying the Units, have been duly authorized, and when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable, and (iii) the shares of Common Stock underlying the Series 3 Warrants have been duly authorized and reserved for issuance and, when issued upon exercise of the Series 3 Warrants in accordance with the terms thereof, will be legally issued, fully paid and non-assessable.”

Exhibits 8.1 and 8.2
12.	The opinion you file as an exhibit should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. We note the assumption regarding due execution and delivery of documents. Please tell us why the assumption is necessary for the opinion given, which specific documents are at issue, and the consequences if the actual facts differ from the assumed facts.
     Response will be filed in subsequent correspondence dated May 29, 2007.
13.	Please file an exhibit that provides an opinion regarding the tax consequences, not merely on the accuracy of disclosure like in the fourth paragraph of exhibit 8.1. Also, it is unclear why the fourth paragraph of exhibit 8.1 is limited to the holder of the units given the first sentence on page 76.
     Response will be filed in subsequent correspondence dated May 29, 2007.
14.	We note the date restriction in the fifth paragraph of both exhibits. Please file revised opinions at the time you plan to request effectiveness of the registration statement.
     Response will be filed in subsequent correspondence dated May 29, 2007.
15.	Investors must be entitled to rely on the opinion that you file as an exhibit. Please ask counsel to revise the sixth paragraph of both exhibits 8.1 and 8.2 which imply the contrary.
     Response will be filed in subsequent correspondence dated May 29, 2007.
Exhibit 8.1
16.	Given the language on page 77, counsel’s position regarding the allocation of the purchase price mentioned in the first paragraph on page 77 is unclear. If counsel is unable to opine on the matter, it should state in the opinion:
•	that it is not able to opine on the particular material tax consequence;

•	why it is not able to opine on that consequence; and

•	the possible outcome to investors.
Also, your disclosure in the prospectus should clarify the degree of uncertainty and add appropriate risk factors.

Please also address the uncertainty in the last sentence of the “Federal Estate Tax” disclosure on page 79 accordingly.
     Response will be filed in subsequent correspondence dated May 29, 2007.

Undertakings
     17. Please provide the undertaking required by Regulation S-B Item 512(g)(2).
     In response to your comment, the undertaking required by Regulation S-B Item 512(g)(2) will be included. The applicable revision will state: “For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”
     We thank you for your timely review of the Registration Statement and Amendment No. 1 to the Registration Statement. As the Company is in immediate need of the funds to be received upon the sale of the Units offered pursuant to the Registration Statement, the Company respectfully requests any comments that the staff may have as to the proposed disclosure revisions described above as soon as possible. Please direct any questions to the undersigned at 202.220.1454 or Lauren Dougherty, Esq. at 202.220.1209.

Respectfully submitted,
/s/ Robert B. Murphy
Robert B. Murphy, Esq.